Bryan Cave LLP 120 Broadway, Suite 300 Santa Monica, CA 90401-2386 Tel (310) 576-2100 Fax (310) 576-2200 www.bryancave.com

January 12, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	Tekelec Definitive Proxy Statement Filed April 7, 2010 File No. 000-15135
Dear Mr. Spirgel:
     Tekelec (“Tekelec” or the “Company”) is in receipt of the letter dated December 20, 2010 (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding Tekelec’s definitive proxy statement filed with the Commission on April 7, 2010 (the “Proxy Statement”). This letter sets forth the Company’s response to the Comment Letter. The requested information is presented in the order of the numbered comments in the Comment Letter. For your convenience, each response is preceded by an italicized recitation of the corresponding comment set forth in the Comment Letter.
Compensation Discussion and Analysis, page 19
2009 Compensation Determinations, page 25
1.	In your response letter, please discuss to what extent your cash bonus and performance based restricted stock unit programs reward past performance. We note that cash bonus awards are determined in part by adjusted operating income and revenue and that performance based restricted stock unit awards are determined by revenue. We further note statements in your Form 10-K for the year ended December 31, 2009 regarding backlog. Specifically, on page 38 you state your belief that orders turn to revenue within six to fifteen months. Going forward, please address how the timing of your revenue recognition impacts the setting of performance targets and potentially operates to reward past performance.
Response: The Company respectfully advises the staff that cash bonus awards under its 2009 Executive Officer Bonus (the “Bonus Plan”) and awards of performance-based restricted stock units (“PRSUs”) under its Amended and Restated 2003 Equity Compensation Plan are not designed to, and they do not, reward past performance. As discussed in the Proxy Statement, the Board of

Mr. Larry Spirgel
January 12, 2011

Directors of the Company (the “Board”) and the Compensation Committee of the Board (the “Committee”) determined the 2009 targets for adjusted operating income of $115,000,000, revenue of $480,000,000 and orders of $480,000,000 based on the Company’s internal operating plan. While the internal operating plan takes into account the fact that revenue (and thus adjusted operating income) is not immediately recognized under generally accepted accounting principles (“GAAP”) when orders are received and that orders backlog exists at the start of the year, in setting the targets and award levels, the Board and the Committee did not independently consider the timing of the revenue recognition of the underlying orders. Instead, as disclosed in the Proxy Statement, the Company focused on establishing targets based on the internal operating budget for which attainment was not assured and which would require significant effort on the part of its named executive officers.
As noted in the staff’s comment, the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 discloses that orders typically turn to revenue within six to fifteen months. Once an order is received, the Company still has substantial performance obligations to fulfill in earning the revenue associated with the order, including delivering the products and having them operate in a manner acceptable to the customer, providing warranty support and, in many cases, providing professional services. For this reason, under GAAP, revenue recognition does not occur at the time of, or often even shortly following, the receipt of an order.
Linking compensation to orders incentivizes the Company’s named executive officers to support the Company’s efforts to win new business during the measurement period. Linking compensation to revenue and, in the case of the Bonus Plan, adjusted operating income, incentivizes the Company’s named executive officers during the measurement period to execute on the Company’s business strategy, to convert orders into revenue and earnings and to continue to generate orders and revenue. The incentivized performance, whether for purposes of the Bonus Plan or the PRSUs, therefore occurs in the measurement period for which the executive officer is being incentivized.
In addition, as disclosed in the Proxy Statement, the Company selected multiple target measures under the Bonus Plan to mitigate the risk of incenting adverse behaviors with respect to any one measure. The Company believes that using revenues and adjusted operating income as performance criteria helps discourage excessive risk-taking with respect to booking orders that the Company may ultimately be unable to convert, whether in the measurement period or a future period, into revenue and, thus, adjusted operating income. Likewise, the Company’s equity compensation program was only partially comprised of revenue-based PRSUs so that the program does not focus on any one performance measure.
In future filings, the Company confirms that it will provide additional disclosure explaining how the adjusted operating income, revenue and orders targets were selected, and how the timing of its revenue recognition does or does not affect the setting of performance targets and does or does not potentially operate to reward past performance.

Mr. Larry Spirgel
January 12, 2011

Sales Commission Plan, page 32
2.	Please discuss the material terms of Mr. Claudy’s sales commission plan, including the percentage of sales number used to determine commissions, how the plan operates, and why you determined that percentage level was appropriate. Disclose the extent to which he achieved his sales commission target.
Response: During 2009, Mr. Claudy, like the Company’s other key sales professionals, participated in the Company’s 2009 Sales Compensation Policy, which the Company also refers to as the Company’s 2009 Sales Compensation Plan and the 2009 sales commission plan (referred to herein as the “2009 sales commission plan”). The objectives of the 2009 sales commission plan are to reward outstanding field sales effort and to retain the highest performing sales professionals. The level of compensation payable under the 2009 sales commission plan is based on the achievement of assigned sales (i.e., orders) quotas or objectives.
Under the 2009 sales commission plan, at the beginning of 2009 the Company provided Mr. Claudy with sales quotas and applicable commission rates. Because Mr. Claudy is responsible for overseeing the Company’s worldwide sales, Mr. Claudy’s total sales quota for 2009 equaled the Company’s sales target of $480,000,000, which was established based on the Company’s internal operating plan. Consistent with the Company’s internal operating plan, Mr. Claudy’s total sales quota was comprised of separate quotas of $337,400,000 for the Company’s legacy products and $142,600,000 for its emerging products.
The Company then established for 2009 a target sales commission of 255,000 euros, or $355,356 (such dollar amount, and all other euro to dollar converted amounts in this response, have been converted based on an average euro to dollar exchange rate of 1.393553 for 2009). The Company determined that this target was appropriate for Mr. Claudy based on external market compensation data for comparable positions and the Company’s stated pay philosophy of targeting total cash compensation between the 50th and 75th percentile of that market range. This target was disclosed in the Company’s grants of plan-based awards table for 2009 and was used to derive the specific percentage of sales numbers that were applied to determine commissions, which are discussed below.
To set Mr. Claudy’s commission rates, the Company first established a base commission rate of 0.05312500%. The Company used the base commission rate to establish separate commission rates for Mr. Claudy’s legacy quota and his emerging quota. The Company set the legacy commission rate at 80% of the base commission rate (0.04250000%) and the emerging commission rate at 150% of the base commission rate (0.07968750%). The different weights given to the legacy and emerging rates reflect the Company’s focus on incentivizing Mr. Claudy to focus on growing sales of the Company’s emerging products. If Mr. Claudy exceeded 100% of his total target annual quota through a combination of product group sales (i.e., legacy or emerging products), his commission rate on future sales would have increased by 50% over base rates. If he exceeded 100% in both

Mr. Larry Spirgel
January 12, 2011

product groups, his commission rate on future sales in each product group would have increased by 100% over base rates. The plan also provided for Mr. Claudy to earn (i) adjusted commissions for certain legacy product sales of over $250,000 to new customers and of over $500,000 to existing customers and (ii) commissions on certain pre-2007 sales to the extent that the Company received the revenue from those sales in 2009.
During 2009, the Company’s commissionable sales of legacy products totaled $343.4 million, representing approximately 101.8% of Mr. Claudy’s quota, and sales of emerging products totaled $87.6 million, representing approximately 61.4% of Mr. Claudy’s quota. Based on the Company’s 2009 performance, Mr. Claudy earned sales commissions of 158,795 euros, or $221,289, related to sales of legacy products, 69,802 euros, or $97,273, related to sales of emerging products, and 14,802 euros, or $20,627, related to pre-2007 sales. For 2009, Mr. Claudy therefore earned a total sales commission of 243,399 euros, or $339,189, and achieved approximately 95.5% of his target sales commission.
The Company has determined that in the summary compensation table in the Proxy Statement it reported Mr. Claudy’s 2009 target rather than earned sales commission, resulting in a $16,167 overstatement in the amount of the earned commission. Given that the earned commission was overstated by only approximately 4.8%, that total compensation was, as a result, overstated in the summary compensation table by only approximately 1.1%, and that the overstatement did not impact the determination of the Company’s named executive officers, the Company respectfully submits that the overstatement is not material to the Proxy Statement or the Company’s Form 10-K for the year ended December 31, 2009. The Company plans to reflect the corrected amount of the sales commission earned by Mr. Claudy for 2009 in the Company’s proxy statement for its 2011 annual meeting of shareholders.
In future filings, to the extent required, the Company will disclose in its proxy statements the material terms of any applicable sales compensation plans in place during the year, including the items highlighted by the staff in its comment.
3.	Please explain in your response letter why you reported Mr. Claudy’s sales commission target in the non-equity incentive plan awards column of the grants of plan-based awards table, but reported the sales commissions he earned in the salary column of the summary compensation table. It appears that Mr. Claudy’s sales commissions earned should be reported as non-equity incentive plan compensation in the summary compensation table. Please advise and tell us how you intend to report his sales commissions in future filings.
Response: The Company respectfully advises the staff that the Company reported Mr. Claudy’s sales commission target in the non-equity incentive plan awards column of the grants of plan-based awards table based on its determination that Mr. Claudy’s 2009 sales commission plan was a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. The sales commission plan was intended to serve as an incentive for performance to occur over a specified period but did not

Mr. Larry Spirgel
January 12, 2011

fall within the definition of an equity incentive plan as set forth in Item 402(a)(6)(iii). The Company reported the sales commissions earned by Mr. Claudy under the 2009 sales commission plan in the salary column of the summary compensation table based on the guidance set forth in Question 15 of the Questions and Answers, dated May 1997, of the ABA Technical Session Between the SEC Staff and the Joint Committee on Employee Benefits. In response to the staff’s comment and based on Item 402(c)(2)(vii) of Regulation S-K, however, the Company intends in future filings to report commissions earned under Mr. Claudy’s sales commission plans in the non-equity incentive plan compensation column of the summary compensation table rather than in the salary column of the table.
* * * * *
     As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
January 12, 2011

Please feel free to contact the undersigned at (310) 576-2154 if you have any further questions.

Sincerely yours,
/s/ Katherine F. Ashton

Katherine F. Ashton

cc:	Krish A. Prabhu, Tekelec Gregory S. Rush, Tekelec Stuart H. Kupinsky, Esq., Tekelec